UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 3)

                   Under the Securities Exchange Act of 1934



                                  GenCorp Inc.
                    ----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)
                                    368682100
                         ------------------------------
                                 (CUSIP Number)

                         Sandell Asset Management Corp.
                              40 West 57th Street
                                   26th Floor
                               New York, NY 10019
                  Attention : Richard Gashler, General Counsel
                                  212-603-5700
                           --------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 10, 2006
                           -------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

                                  SCHEDULE 13D
CUSIP No   368682100

1     NAME OF REPORTING PERSON

        Castlerigg Master Investments Ltd.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      3,922,248
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            3,922,248

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,922,248

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.0%

14    TYPE OF REPORTING PERSON

            CO

1     NAME OF REPORTING PERSON

        Sandell Asset Management Corp.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      5,422,115
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            5,422,115

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,422,115

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.7%

14    TYPE OF REPORTING PERSON

            CO

1     NAME OF REPORTING PERSON

        Castlerigg International Limited

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      3,922,248
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            3,922,248

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,922,248

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.0%

14    TYPE OF REPORTING PERSON

            CO

1     NAME OF REPORTING PERSON

        Castlerigg International Holdings Limited

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      3,922,248
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            3,922,248

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,922,248

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.0%

14    TYPE OF REPORTING PERSON

            CO

1     NAME OF REPORTING PERSON

        CGS, Ltd.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      1,499,867
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            1,499,867

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,499,867

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.7%

14    TYPE OF REPORTING PERSON

            CO

1     NAME OF REPORTING PERSON

        Castlerigg Global Select Fund Limited

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      1,499,867
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            1,499,867

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,499,867

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.7%

14    TYPE OF REPORTING PERSON

            CO

1     NAME OF REPORTING PERSON

        CGO, Ltd.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                          0
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                                0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%

14    TYPE OF REPORTING PERSON

            CO

1     NAME OF REPORTING PERSON

        Castlerigg Global Opportunity Fund Limited

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                          0
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                                0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%

14    TYPE OF REPORTING PERSON

            CO

1     NAME OF REPORTING PERSON

        Thomas E. Sandell

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Sweden

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      5,422,115
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            5,422,115

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,422,115

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.7%

14    TYPE OF REPORTING PERSON

            IN

This Amendment No.3 is filed with respect to the shares of the common stock, $0.10 par value (the "Common Stock"), of GenCorp. Inc., an Ohio corporation ("Issuer"), beneficially owned by the Reporting Persons (as defined below) as of October 12, 2006 and amends and supplements the Schedule 13D filed on March 16, 2005, as amended (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: (i) Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investments"), (ii) Sandell Asset Management Corp., a Cayman Islands company ("SAMC"), (iii) Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"), (iv) Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings" and, collectively with Castlerigg Master Investments and Castlerigg International, the "Castlerigg Fund"), (v) CGS, Ltd., a Cayman Islands exempted company ("CGS"), (vi) Castlerigg Global Select Fund Limited, a Cayman Islands exempted company ("Global Select" and collectively with CGS, the "Global Select Fund"), (vii) CGO, Ltd., a Cayman Islands exempted company ("CGO"), (viii) Castlerigg Global Opportunity Fund Limited, a Cayman Islands exempted company ("Global Opportunity" and collectively with CGO, the "Global Opportunity Fund"), and (ix) Thomas E. Sandell, a citizen of Sweden ("Sandell") (together, the "Reporting Persons").

The shares of common stock beneficially owned by the Castlerigg Fund are owned directly by Castlerigg Master Investments. Castlerigg Holdings is the controlling shareholder of Castlerigg Master Investments and Castlerigg International is the controlling shareholder of Castlerigg Holdings.

The shares of common stock beneficially owned by the Global Select Fund are owned directly by CGS. Global Select is indirectly the controlling shareholder of CGS.

The Global Opportunity Fund currently owns no shares of Common Stock.

SAMC is the investment manager of the Castlerigg Fund, the Global Select Fund and the Global Opportunity Fund. The controlling shareholder of SAMC is Sandell.


Item 3.  Source and Amount of Funds or Other Consideration

Castlerigg Master Investments acquired 3,822,248 shares of the Common Stock and $2,000,000 of the Issuer's 2 1/4% Convertible Subordinated Notes due 2024 convertible into an additional 100,000 shares of the Common Stock at an aggregate cost of $71,303,882. The funds used to purchase these securities were obtained from a combination of the general working capital of the Castlerigg Fund and margin account borrowings made in the ordinary course of business.

CGS acquired 1,499,867 shares of the Common Stock at an aggregate cost of $20,856,199. The funds used to purchase the shares of Common Stock were obtained from a combination of the general working capital of the Global Select Fund and margin account borrowings made in the ordinary course of business.

CGO no longer owns any shares of the Common Stock.

Item 5.  Interest in Securities of the Issuer

     (a). (i) Castlerigg Master Investments owns 3,922,248 shares of Common Stock, representing 7.0% of the outstanding shares of Common Stock.

                 By virtue of control relationships, Castlerigg International and Castlerigg Holdings may be deemed to beneficially own the shares of Common Stock owned by Castlerigg Master Investments.

          (ii) CGS owns 1,499,867 shares of Common Stock, representing 2.7% of the outstanding shares of Common Stock.

                 By virtue of control relationships, Global Select may be deemed to beneficially own the shares of Common Stock owned by CGS.

          (iii)  CGO no longer owns any shares of Common Stock.

          (iv) By virtue of control relationships, SAMC and Sandell may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Castlerigg Fund, the Global Select Fund and the Global Opportunity Fund.

          (v) The Reporting Persons as a group beneficially own 5,422,115 shares of Common Stock, representing 9.7% of the outstanding shares of Common Stock.

     (b). None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the Shares.

          (i) Each of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, SAMC and Sandell has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 3,922,248 shares of Common Stock held by Castlerigg Master Investments.

          (ii) Each of CGS, Global Select, SAMC and Sandell has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 1,499,867 shares of Common Stock held by CGS.

     (c). A list of the transactions in Issuer common stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix I.

     (d). N/A

     (e). On October 2, 2006, CGO indirectly transferred its shares to CGS and no longer owns any shares of Common Stock. Therefore, neither CGO nor the Global Opportunity Fund shall be Reporting Persons on this Schedule 13D after the date hereof.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  October 12, 2006              CASTLERIGG MASTER INVESTMENTS LTD.


                                        By: /s/ Thomas E. Sandell
                                             ------------------------------
                                             Thomas E. Sandell, Director



                                        SANDELL ASSET MANAGEMENT CORP.


                                        By: /s/ Thomas E. Sandell
                                             ------------------------------
                                             Thomas E. Sandell, Director



                                        CASTLERIGG INTERNATIONAL LIMITED


                                        By: /s/ Thomas E. Sandell
                                            ------------------------------
                                            Thomas E. Sandell, Director


                                        CASTLERIGG INTERNATIONAL HOLDINGS
                                        LIMITED


                                        By: /s/ Thomas E. Sandell
                                            ------------------------------
                                             Thomas E. Sandell, Director

                                        CGS, LTD.


                                        By: /s/ Thomas E. Sandell
                                            ------------------------------
                                             Thomas E. Sandell, Director


                                        CASTLERIGG GLOBAL SELECT FUND LIMITED


                                        By: /s/ Thomas E. Sandell
                                            ------------------------------
                                             Thomas E. Sandell, Director


                                        CGO, LTD.


                                        By: /s/ Thomas E. Sandell
                                            ------------------------------
                                             Thomas E. Sandell, Director


                                        CASTLERIGG GLOBAL OPPORTUNITY
                                          FUND LIMITED


                                        By: /s/ Thomas E. Sandell
                                            ------------------------------
                                             Thomas E. Sandell, Director



                                        /s/ Thomas E. Sandell
                                        ----------------------------------
                                         Thomas E. Sandell

                                   APPENDIX I
                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

(All regular market transactions were effected on the New York Stock Exchange.)


Date of      Person effecting     Amount of       Price per       Where and
transaction  transaction          securities      share or unit   how the
                                  Bought/(Sold)                   transaction
                                                                  was effected
-----------  ----------------     -------------   -------------   ------------
10/12/2006        GS                  25,600         $13.58      Regular market
                                                                  transaction
10/12/2006        GS                  224,400         13.71      Regular market
                                                                  transaction
10/11/2006        GS                   41,000         13.39      Regular market
                                                                  transaction
10/11/2006        GS                  200,000         13.35      Regular market
                                                                  transaction
10/11/2006        GS                   77,900         13.31      Regular market
                                                                  transaction
10/10/2006        GS                   30,000         13.34      Regular market
                                                                  transaction
10/10/2006        GS                  380,400         13.29      Regular market
                                                                  transaction
10/10/2006        GS                   44,400         13.20      Regular market
                                                                  transaction
10/9/2006         GS                    8,000         12.77      Regular market
                                                                  transaction
10/9/2006    Castlerigg Master         12,000         12.77      Regular market
               Investments                                        transaction
10/9/2006    Castlerigg Master        226,548         12.92      Regular market
               Investments                                        transaction
10/9/2006         CGS                 151,032         12.92      Regular market
                                                                  transaction